IVY DISTRIBUTORS, INC.

Balance Sheet

December 31, 2020

(In thousands)

Assets

Cash and cash equivalents	$	17,770
Investment securities		30,645
Receivables:		
Fund receivables		331
Income tax receivable from parent		1,841
Due from affiliates		742
Other receivables		296
Prepaid expenses and other current assets		3,662
Total current assets		55,287
Property and equipment, net		1,623
Deferred sales commissions, net		505
Other assets		23
Deferred income taxes		1,763
Total assets	$	59,201

Liabilities and Stockholder's Equity

Accounts payable	$	606
Accrued compensation		11,883
Payable to third party brokers		12,617
Due to affiliates		4,270
Other current liabilities		675
Total current liabilities		30,051
Other long term liabilities		51
Total liabilities		30,102
Stockholder's equity:		
Common stock, $0.001 par value. 1,000 shares authorized;		
100 shares issued and outstanding.		-
Additional paid-in capital		454,012
Accumulated deficit		(424,913)
Total stockholder's equity		29,099
Total liabilities and stockholder's equity	$	59,201

See accompanying notes to financial statements.